UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 6)

INFOBLOX INC.

(Name of Subject Company)

INFOBLOX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

Jesper Andersen

President and Chief Executive Officer

Infoblox Inc.

3111 Coronado Drive

Santa Clara, California 95054

(408) 986-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew P. Quilter, Esq. David K. Michaels, Esq. William L. Hughes, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Stephen Yu Executive Vice President and General Counsel Infoblox Inc. 3111 Coronado Drive Santa Clara, California 95054 (408) 986-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Infoblox Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on October 7, 2016 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by India Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Delta Holdco, LLC (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a purchase price equal to $26.50 per Share, net to the seller in cash, without interest and less any applicable deductions or withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Merger Sub dated October 7, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows by adding the following section immediately before the heading “Forward-Looking Statements”:

“Expiration of the Offer.

The Offer and withdrawal rights thereunder expired at 12:00 midnight, New York City time, at the end of November 4, 2016. The Offer was not extended. The depositary for the Offer has advised Parent and Merger Sub that, as of the expiration of the Offer, a total of 43,826,362 Shares had been validly tendered into and not validly withdrawn from the Offer (not including 4,434,551 Shares tendered pursuant to notices of guaranteed delivery), representing approximately 77% of Shares then outstanding Shares. The aggregate number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition (as defined in the Merger Agreement) that the number of Shares validly tendered and received and not validly withdrawn prior to the expiration of the Offer, when added to the Shares, if any, owned by Merger Sub or its affiliates, represents in the aggregate at least one more share than 50% of the Shares outstanding as of the Expiration Time. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment and is promptly paying for in accordance with the terms of the Offer, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Purchaser has advised the Company that it intends to consummate the Merger pursuant to the Merger Agreement on November 7, 2016 without a vote of our stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, (i) Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and (ii) each outstanding Share shall be converted into the right to receive an amount equal to the Offer Price, without interest and less any applicable taxes required to be withheld. Following the Merger, all Shares will be delisted from the New York Stock Exchange.

The full text of the press release issued by Parent on November 7, 2016, announcing the expiration and results of the Offer is filed as Exhibit (a)(1)(L) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(O)	Press release, dated November 7, 2016 (incorporated by reference to Exhibit (a)(1)(L) to Amendment 4 to the Schedule TO filed with the SEC on November 7, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Dated: November 7, 2016

INFOBLOX INC.

By:	/s/ JANESH MOORJANI
Name: Janesh Moorjani Title: Chief Financial Officer